Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960
April 14, 2006
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	Zix Corporation
Preliminary Proxy Statement on Schedule 14A filed March 13, 2006
File No. 0-17995
Ladies and Gentlemen:
     Zix Corporation (the “Company”) is providing this letter in response to the Commission’s letter of comment to the Company dated April 10, 2006 and to provide reference information regarding the changes incorporated in Pre-Effective Amendment No. 1 to the above-referenced Preliminary Proxy Statement (“Amendment No. 1”), which has been filed with the Commission via EDGAR simultaneously with this response. The numbering below corresponds to the numbering used in the comment letter. In addition, we have today forwarded, by way of overnight delivery, five marked copies of Amendment No. 1, c/o Rebekah Toton, for the convenience of the Staff.
Preliminary Proxy Statement on Schedule 14A
Proposal No. 4, page 19
1.	COMMENT:

We note that 4.9 million shares of common stock have been issued to Amulet Limited and Omicron Master Trust upon redemption of $10.0 million principal amount of the convertible notes. Please revise to disaggregate the amount issued to Amulet and Omicron, respectively. In addition, please revise the disclosure at the top of page 21 to specifically disclose the identity of the investor who will be immediately affected by the vote to remove the Share Cap and the identity of the investor who has the 196,783 share deficiency.

RESPONSE:

We have revised the disclosure to disaggregate the amount of shares issued to each of Amulet Limited and Omicron Master Trust upon redemption of $10.0 million principal amount of the convertible notes. (Amendment No. 1, page 16.) In addition, Amendment No. 1 (page 18) specifically discloses the identity of the investor who will be immediately affected by the vote to remove the Share Cap (Amulet) and the identity of the investor who has the 196,783 share deficiency (Omicron).
2.	COMMENT:

In the last bullet point on page 21, disclose the amount of shares underlying the warrants to be issued to Amulet in the event you redeem the $5.0 million outstanding principal amount of convertible notes.

RESPONSE:

We have revised the disclosure to show the number of shares underlying warrants to be issued to Amulet should the $5.0 million outstanding principal amount of the convertible notes be redeemed in cash. (Amendment No. 1, pages 2 and 18.)

3.	COMMENT:

Disclose the amount and percentage of beneficial ownership of the company’s shares for each of Amulet and Omicron in the event the removal of the Share Cap is approved.

RESPONSE:

We have disclosed the amount and percentage of beneficial ownership of the Company’s shares for each of Amulet and Omicron if the removal of the Share Cap is approved. (Amendment No. 1, page 19.)

Consequences of Failure to Obtain Approval of Potential Issuance of Shares in Excess of the Share Cap, page 23
4.	COMMENT:

We note your disclosure that failure to receive shareholder approval of this proposal will result in your inability to convert the remaining $5.0 million principal amount of the convertible notes into shares of common stock and in your inability to effect the cash redemption of the note without consent from Amulet. It also appears from Section 6.16 of the Purchase Agreement that failure to obtain stockholder approval within 60 days after the Maximum Share Amount Notice Date results in the purchaser having the right to require you to redeem all or part of any outstanding notes within 10 days after notification at the applicable Maximum Share Amount Redemption Price. Note all capitalized terms are as defined in the Purchase Agreement. Revise your disclosure to state the price at which you may be required to redeem the outstanding notes if shareholder approval is not obtained. Please clarify whether the Maximum Share Amount Redemption Price could be significantly different from the conversion ratio of $5.38 per share at which the notes convert into shares of common stock.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure (i) to state the amount of the Maximum Share Amount Redemption Price (i.e., the price at which we would need to redeem the stock if Amulet Limited exercises its right to require redemption of the outstanding convertible notes) and (ii) to clarify that the Maximum Share Amount Redemption Price could be significantly different from the conversion ratio of the convertible notes (which is now $4.48 due to a dilution adjustment). (Amendment No. 1, page 20.) Please note as discussed more fully in our response to Comment No. 5, as a result of Amendment No. 2 to the Purchase Agreement, dated December 9, 2005, Amulet Limited may require us to redeem the outstanding notes regardless of whether shareholder approval is obtained. (See the Company’s Form 8-K filed December 12, 2005.)

5.	COMMENT:

If the Maximum Share Amount Redemption Price could be significantly different from the conversion ratio, tell us what consideration you have given as to whether this is a penalty provision incurred by the failure of the company to obtain stockholder approval for the issuance of shares in excess of the Maximum Share Amount. Tell us if you have had any discussions with the NASD as to how Section 6.16 of the Purchase Agreement complies with IM-4350-2. Interpretive Material Regarding the Use of Share Caps to Comply with Rule 4350(i).

RESPONSE:

As first noted above, under the Purchase Agreement, as amended, the remaining shareholder has the right to require a redemption of the outstanding convertible notes whether or not we obtain shareholder approval of the removal of the Share Cap. Because such right is exercisable regardless of the outcome of the shareholders vote, we believe that Section 6.16 of the Purchase Agreement fully complies with NASD IM-4350-2., Interpretive Material Regarding the Use of Share Caps to Comply with Rule 4350(i). We believe the redemption right is not an alternative outcome as defined in that interpretation since there is no “penalty” or “sweetener” based upon whether shareholder approval is obtained. Regardless of whether shareholder approval of the removal of the Share Cap is obtained, Amulet Limited will have the right to require that we redeem in cash the remaining outstanding $5.0 million principal amount of the convertible note, plus a 5% premium and accrued interest. Since there is no penalty related to the outcome of the shareholder vote, there can be no coercive effect on the vote or the shareholders’ ability to freely exercise their vote (the harm which IM-4350-2 was meant to remedy).

Given the fact that we did (and do) believe that the provision is in accordance with Nasdaq requirements, we have not specifically discussed the provision with the NASD. However, we have disclosed the terms of the redemption right in numerous public filings (Form 10-K, several Form 8-Ks, etc.) and have subsequently spoken to the NASD on other matters (related to our recent private offering of common stock). We note that on none of these occasions has the NASD raised any issues with regard to the redemption right.

6.	COMMENT:

We note your disclosure at the bottom of page 23 that the summary of the terms of the convertible notes transaction is intended to provide the basic information and is “not a substitute for reviewing the purchase agreements...[etc.] in their entirety.” Please narrow this disclaimer so that it is consistent with the obligation to provide a materially complete description of the agreements in the proxy statement.

RESPONSE:

We have appropriately revised the referenced disclosure. (Amendment No. 1, page 20).

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and Amendment No. 1 thereto; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (214-370-2219) or our outside counsel, Sarah Rechter (214.953.6419) of Baker Botts, L.L.P., should you have any questions about the foregoing.
Very truly yours,
/s/ Ronald A. Woessner
Ronald A. Woessner

cc:	Mark P. Shuman
Rebekah Toton
Anne Nguyen

Bradley C. Almond
Sarah Rechter

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